SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2009
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Nobuyuki Oneda
(Signature)
Nobuyuki Oneda
Executive Deputy President and
Chief Financial Officer

Date: October 16, 2009

List of materials

Documents attached hereto:

i) Press release entitled " Sony Ericsson reports third quarter results"

PRESS RELEASE	October 16, 2009

Sony Ericsson reports third quarter results

Q3 highlights:
•	Decline in global handset market slowing down
•	Positive trend from continuing transformation programme
•	External financing arranged
•	Refreshed brand in time for Aino™ and Satio™ launch in Q4

The consolidated financial summary for Sony Ericsson Mobile Communications AB (Sony Ericsson) for the third quarter ended September 30, 2009 is as follows:

	Q3 2008	Q2 2009	Q3 2009
Number of units shipped (million)	25.7	13.8	14.1
Sales (Euro m.)	2,808	1,684	1,619
Gross margin (%)	22%	12%	16%
Operating income (Euro m.)	-33	-274	-193
Operating margin (%)	-1%	-16%	-12%
Restructuring charges (Euro m.)	35	1	2
Operating income excl. restructuring charges (Euro m.)	2	-274	-191
Operating margin excl. restructuring charges (%)	0%	-16%	-12%
Income before taxes (IBT) (Euro m.)	-23	-283	-199
IBT excl. restructuring charges (Euro m.)	12	-283	-198
Net income (Euro m.)	-25	-213	-164

Average selling price (Euro)	109	122	114

Units shipped in the quarter were 14.1 million, an increase of 2% quarter-on-quarter and a decrease of 45% year-on-year. Sales for the quarter were Euro 1,619 million, a sequential decrease of 4% and a year-on-year decrease of 42%. The sequential decline in ASP (Average Selling Price) was due to product mix and continued challenging market conditions.

Gross margin improved sequentially but dropped year-on-year due to lower sales and foreign exchange fluctuations.  The sequential improvement was seen in both percentage rate and volume, driven by cost savings actions and successful sales of the W995 Walkman® phone.

Income before taxes for the quarter, excluding restructuring charges, was a loss of Euro 198 million compared to a loss of Euro 283 million from the previous quarter. The reduced loss was due to better gross margin, as well as reduced operating expenses.

“Our business in the third quarter started to show the effects of our ongoing transformation programme.  Having refreshed our brand, we are now better positioned to support the launch of new products such as Aino™ and Satio™ in Q4 2009.  We have cleared channel inventories, and have continued to realign internal resources and improve efficiency. We have also arranged external financing to strengthen the company's financial position,” said Dick Komiyama, outgoing President, Sony Ericsson. “Transforming the business for future growth and returning Sony Ericsson to profitability is the focus of the senior management team and will continue under the new leadership.”

As of September 30, 2009, Sony Ericsson had a net cash position of Euro 841 million.

Since the beginning of the quarter, facilities of Euro 455 million were signed to strengthen the balance sheet and improve liquidity. Euro 155 million were drawn by the end of September and Euro 100 million were drawn in the beginning of October. In addition, a two-year committed back-up facility of Euro 200 million is available but has not been utilized. The parent companies have guaranteed Euro 350 million of these facilities on a 50/50 basis.

Programmes started since mid 2008 to reduce annual operating expenses by Euro 880 million are continuing, with the full benefit expected during the second half of 2010. The total restructuring charges for these programmes are estimated to be well within the previously announced Euro 500 million.

As of October 15, 2009; Sir Howard Stringer, Chairman, CEO and President of Sony Corporation and a member of the Sony Ericsson board, became Chairman of the Sony Ericsson board succeeding Carl-Henric Svanberg.  At the same time, Bert Nordberg became President of Sony Ericsson succeeding Dick Komiyama, who remains as Executive Advisor until the end of 2009.

Sony Ericsson forecasts that the global handset market for 2009 will contract by approximately 10% from around 1,190 million units in 2008. Sony Ericsson estimates that its market share in units was about 5% in the third quarter.

The liquid identity is a registered trademark of Sony Ericsson Mobile Communications AB.
Satio™ and Aino™ are trademarks or registered trademarks of Sony Ericsson Mobile Communications AB.
WALKMAN® is a trademark of Sony Corporation.
Sony is a registered trademark of Sony Corporation. Ericsson is a registered trademark of Telefonaktiebolaget LM Ericsson.
Any rights not expressly granted herein are reserved. Subject to change without prior notice.

A live webcast of the conference call will be available on October 16, 2009 at the following times:

TIMING
14:00 UK time (BST)
15:00 Central European time (CET)
09:00 US Eastern time (EDT)
22:00 Japan time (JST)

WEBCAST:
A live webcast of the conference call will be available at: http://www.ericsson.com/ericsson/investors/

Or please click here to join the webcast directly:
http://www.thomson-webcast.net/uk/dispatching/?event_id=191bc04e8408cb47571b7b46c700aca4&portal_id=ccec29148a44ec4b8077c845c5b4cbba

The archived webcast will be available approximately one hour after the completion of the conference call.

CALL-IN NUMBERS:
UK and Europe:   +44 20 7806 1951
Sweden:                +46 8 5352 6408
US:                       +1 718 354 1385
Japan:                   +81 3 3570 8227

REPLAY:
A replay of the conference call will be available approximately two hours after the completion of the conference call until 11:00 pm UK time on October 21, 2009.

UK and Europe:   +44 20 7111 1244
Sweden:                +46 8 5051 3897
US:                       +1 347 366 9565
Japan:                   +81 3 5767 9615

Replay passcode:  2462154#

EDITOR’S NOTES:

Financial statements and additional information:

Financial statements:

Consolidated income statement
Consolidated income statement – isolated quarters
Consolidated balance sheet
Consolidated statement of cash flows
Consolidated statement of cash flows – isolated quarters

Additional information:

Net sales by market area by quarter

- ENDS -

Sony Ericsson is a 50:50 joint venture by Sony and Ericsson established in October 2001, with global corporate functions located in London and operations in all major markets.  Our vision is to become the industry leader in Communication Entertainment; where new styles of communicating through the internet and social media, become entertainment.  Sony Ericsson offers exciting consumer experiences through phones, accessories, content and applications.  For more information please visit: www.sonyericsson.com.

CONTACTS:

Investors / analysts
Ericsson investor relations
Gary Pinkham (Stockholm)                  +46 10 719 0858
Susanne Andersson (Stockholm)           +46 10 719 4631
Lars Jacobsson (Stockholm)                  +46 10 719 9489

Sony investor relations
Gen Tsuchikawa (Tokyo)                     +81 3 6748 2180
Shinji Tomita (London)                        +44 20 7426 8696

Press / media
Sony Ericsson global communications and PR
Aldo Liguori (London)                          +44 20 8762 5860
Merran Wrigley (London)                     +44 20 8762 5862

This press release contains forward-looking statements that involve inherent risks and uncertainties.  We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For a detailed description of risk factors see Sony's and Ericsson's filings with the US Securities and Exchange Commission, particularly each company's latest published Annual Report on Form 20-F.

Sony Ericsson
CONSOLIDATED INCOME STATEMENT

	Jul-Sep
EUR million	2009	2008	Change

Net sales	1,619	2,808	-42%
Cost of sales	-1,367	-2,192	-38%
Gross profit	252	616	-59%
Gross margin %	15.5%	21.9%	-6%

Research and development expenses	-260	-337	-23%
Selling and administrative expenses	-205	-303	-32%
Operating expenses	-465	-640	-27%

Other operating income, net	21	-8	356%
Operating income	-193	-33	488%
Operating margin %	-11.9%	-1.2%	-11%

Financial income	3	25	-88%
Financial expenses	-9	-15	-36%
Income after financial items	-199	-23	776%

Taxes	42	6	549%
Minority interest	-6	-8	-26%
Net income	-164	-25	565%

Number of units shipped (million)	14.1	25.7	-45%
ASP (EUR)	114	109	5%

EUR Million	Jul-Sep	Jul-Sep
Restructuring charges	2009	2008
Cost of sales	0	0
Research and development expenses	1	26
Sales and administrative expenses	1	3
Other operating income, net	0	6
Total	2	35

Sony Ericsson
CONSOLIDATED INCOME STATEMENT

	Jan-Sep
EUR million	2009	2008	Change

Net sales	5,038	8,330	-40%
Cost of sales	-4,441	-6,274	-29%
Gross profit	597	2,056	-71%
Gross margin %	11.9%	24.7%	-13%

Research and development expenses	-808	-1,020	-21%
Selling and administrative expenses	-665	-883	-25%
Operating expenses	-1,473	-1,903	-23%

Other operating income, net	39	-3	-1233%
Operating income	-837	149	-661%
Operating margin %	-16.6%	1.8%	-18%

Financial income	18	73	-76%
Financial expenses	-34	-44	-23%
Income after financial items	-853	179	-577%

Taxes	200	-50	-499%
Minority interest	-16	-14	15%
Net income	-669	114	-685%

Number of units shipped (million)	42.5	72.5	-41%
ASP (EUR)	119	115	3%

EUR Million	Jan-Sep	Jan-Sep
Restructuring charges	2009	2008
Cost of sales	-2	8
Research and development expenses	12	28
Sales and administrative expenses	4	4
Other operating income, net	0	6
Total	15	46

Sony Ericsson
CONSOLIDATED INCOME STATEMENT - ISOLATED QUARTERS

	2009			2008
EUR million	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Net sales	1,619	1,684	1,736	2,914	2,808	2,820	2,702
Cost of sales	-1,367	-1,483	-1,591	-2,476	-2,192	-2,168	-1,914
Gross profit	252	200	145	438	616	653	788
Gross margin %	15.50%	11.90%	8.40%	15.00%	21.90%	23.10%	29.20%

Research and development expenses	-260	-245	-303	-359	-337	-344	-339
Selling and administrative expenses	-205	-235	-225	-366	-303	-310	-270
Operating expenses	-465	-480	-528	-725	-640	-653	-610

Other operating income, net	21	6	13	24	-8	-2	6
Operating income	-193	-274	-369	-262	-33	-2	184
Operating margin %	-11.90%	-16.30%	-21.30%	-9.00%	-1.20%	-0.10%	6.80%

Financial income	3	6	9	28	25	25	24
Financial expenses	-9	-15	-10	-27	-15	-14	-15
Income after financial items	-199	-283	-370	-261	-23	8	193

Taxes	42	74	84	81	6	0	-57
Minority interest	-6	-4	-6	-7	-8	-3	-3
Net income	-164	-213	-293	-187	-25	6	133

Number of units shipped (million)	14.1	13.8	14.5	24.2	25.7	24.4	22.3
ASP (EUR)	114	122	120	121	109	116	121

EUR Million	2009			2008
Restructuring charges	Q3	Q2	Q1	Q4	Q3	Q2
Cost of sales	0	-9	7	67	0	8
Research and development expenses	1	9	2	35	26	2
Sales and administrative expenses	1	1	3	24	3	1
Other operating income, net	0	0	0	3	6	0
Total	2	1	12	129	35	11

Sony Ericsson
CONSOLIDATED BALANCE SHEET

	Sep 30	Jun 30	Dec 31	Sep 30
EUR million	2009	2009	2008	2008

ASSETS

Total fixed and financial assets	757	736	590	649

Current assets
Inventories	397	404	531	717
Accounts receivables	917	936	1,629	1,815
Other assets	416	379	585	527
Other short-term cash investments	464	456	707	918
Cash and bank	532	509	418	555
Total current assets	2,726	2,685	3,870	4,532

Total assets	3,482	3,421	4,460	5,180

SHAREHOLDERS' EQUITY AND LIABILITIES

Shareholders' equity	532	694	1,217	1,429
Minority interest	43	66	57	50
Total equity	575	760	1,274	1,480

Total long-term liabilities	81	30	30	39

Accounts payable	1,019	848	990	1,453
Other current liabilities	1,807	1,782	2,166	2,208
Total current liabilities	2,826	2,630	3,156	3,661

Total shareholders' equity and liabilities	3,482	3,421	4,460	5,180

Net cash*	841	965	1,072	1,374

* Net cash is defined as cash and bank plus short-term cash investments less interest bearing liabilities.

Sony Ericsson
CONSOLIDATED STATEMENT OF CASH FLOWS

	Jul-Sep
EUR million	2009	2008

OPERATIONS
Net income	-164	-25
Adjustments to reconcile net income to cash	20	39
	-143	15

Changes in operating net assets	49	88
Cash flow from operating activities	-94	102

INVESTMENTS
Investing activities	-42	-55
Cash flow from investing activities	-42	-55

FINANCING
Financing activities	159	- 238
Cash flow from financing activities	159	-238

Net change in cash	22	-191
Cash, beginning of period	965	1,591
Translation difference in Cash	9	74
Cash, end of period	996	1,473

Sony Ericsson
CONSOLIDATED STATEMENT OF CASH FLOWS

	Jan-Sep
EUR million	2009	2008

OPERATIONS
Net income	-669	114
Adjustments to reconcile net income to cash	87	108
	-583	223

Changes in operating net assets	431	-155
Cash flow from operating activities	-152	68

INVESTMENTS
Investing activities	-74	-105
Cash flow from investing activities	-74	-105

FINANCING
Financing activities	106	-708
Cash flow from financing activities	106	-708

Net change in cash	-120	-745
Cash, beginning of period	1,125	2,155
Translation difference in Cash	-9	62
Cash, end of period	996	1,473

Sony Ericsson
CONSOLIDATED STATEMENT OF CASH FLOWS - ISOLATED QUARTERS

	2009			2008
EUR million	Jul-Sep	Apr-Jun	Jan-Mar	Oct-Dec	Jul-Sep	Apr-Jun	Jan-Mar

OPERATIONS
Net income	-164	-213	-293	-187	-25	6	133
Adjustments to reconcile net income to cash	20	37	29	37	39	40	31
	-143	-176	-263	-150	15	46	164

Changes in operating net assets	49	60	321	-168	88	-142	-101
Cash flow from operating activities	-94	-115	58	-318	102	-96	64

INVESTMENTS
Investing activities	-42	-13	-19	41	-55	-29	-22
Cash flow from investing activities	-42	-13	-19	41	-55	-29	-22

FINANCING
Financing activities	159	0	- 53	- 46	- 238	- 8	- 462
Cash flow from financing activities	159	0	-53	-46	-238	-8	-462

Net change in cash	22	-128	-14	-323	-191	-133	-421
Cash, beginning of period	965	1,116	1,125	1,473	1,591	1,711	2,155
Translation difference in Cash	9	-23	5	-25	74	13	-24
Cash, end of period	996	965	1,116	1,125	1,473	1,591	1,711

Sony Ericsson
NET SALES BY MARKET AREA BY QUARTER

EUR million
	2009			2008
Isolated quarters	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Europe, Middle East & Africa *	875	927	977	1,642	1,427	1,386	1,494
Americas	232	195	200	636	703	740	486
Asia	512	562	559	636	678	694	722
Total	1,619	1,684	1,736	2,914	2,808	2,820	2,702
* of which Western Europe	636	678	721	1,117	947	900	979

	2009			2008
Sequential change (%)	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Europe, Middle East & Africa *	-6%	-5%	-40%	15%	3%	-7%	-34%
Americas	19%	-3%	-69%	-10%	-5%	52%	-24%
Asia	-9%	1%	-12%	-6%	-2%	-4%	-18%
Total	-4%	-3%	-40%	4%	0%	4%	-28%
* of which Western Europe	-6%	-6%	-35%	18%	5%	-8%	-38%

	2009			2008
Year over year change (%)	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Europe, Middle East & Africa *	-39%	-33%	-35%	-27%	-17%	-20%	-7%
Americas	-67%	-74%	-59%	0%	23%	48%	33%
Asia	-25%	-19%	-23%	-28%	-17%	-21%	-25%
Total	-42%	-40%	-36%	-23%	-10%	-9%	-8%
* of which Western Europe	-33%	-25%	-26%	-29%	-14%	-18%	-9%

	2009			2008
Year to date	909	906	903	812	809	806	803
Europe, Middle East & Africa *	2,778	1,903	977	5,947	4,306	2,879	1,494
Americas	627	395	200	2,566	1,930	1,226	486
Asia	1,633	1,121	559	2,731	2,094	1,416	722
Total	5,038	3,419	1,736	11,244	8,330	5,522	2,702
* of which Western Europe	2,036	1,400	721	3,943	2,826	1,879	979

	2009			2008
YTD year over year change (%)	909	906	903	812	809	806	803
Europe, Middle East & Africa *	-35%	-34%	-35%	-18%	-15%	-13%	-7%
Americas	-67%	-68%	-59%	24%	34%	42%	33%
Asia	-22%	-21%	-23%	-23%	-21%	-23%	-25%
Total	-40%	-38%	-36%	-13%	-9%	-9%	-8%
* of which Western Europe	-28%	-26%	-26%	-19%	-14%	-14%	-9%